UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Exhibit Index

Exhibit 99.1—Press Release—Waterdrop Inc. Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results and a Special Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

	By:	/s/ Guang Yang
	Name:	Guang Yang
	Title:	Director and Vice President of Finance

Date: March 26, 2024